UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

JD.com’s Acquisition of Dada Shares from Walmart and Board Change

Dada Nexus Limited (“Dada” or the “Company”) today announces that the Company is aware that JD.com, Inc., through its wholly-owned subsidiary, has purchased a total of 87,481,280 ordinary shares and 1,875,000 ADSs of the Company from Global Pinnacle Corporation, a company wholly owned by Walmart Inc. (“Walmart”). As a result of this transaction, JD.com, Inc. (“JD.com”) has acquired all the shares of Dada held by Walmart and beneficially owned approximately 63.2% of the Company’s total ordinary shares outstanding. In addition, Ms. Christina Xiaojing Zhu, the president and chief executive officer of Walmart China, has resigned from the Company’s board of directors, effective immediately.

Following the transaction, the Company expects to continue the mutually beneficial business collaboration with Walmart. Furthermore, the Company views the further investment by JD.com, the largest shareholder of the Company, as an indication of the unique role that the Company fulfills within JD.com’s broader ecosystem, which also reflects JD.com’s confidence in the Company’s growth and development over the long term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Henry Jun Mao
	Name:	Henry Jun Mao
	Title:	Chief Financial Officer

Date: September 16, 2024